FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2019

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒            Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐       No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE S.A.

REPLY TO HELLENIC CAPITAL MARKET COMMISSION

Athens, 04/01/2019

In reply to a relevant question by the Hellenic Capital Market Commission, we hereby inform investors that National Bank of Greece SA (NBG) and INVEL Group today (4/1/2019) made a second amendment to the Shareholders’ Agreement between the two entities, as first signed on 30.12.2013 and amended on 18.8.2015. The matter of this amendment agreement was the extension of the duration of the said Shareholders’ Agreement by three months, i.e. from 31/12/2018 to 31/3/2019. This extension of the said Agreement also implies the corresponding extension of INVEL’s call option on the shares held by NBG at the weighted average price of NBG Pangaea REIC in the last quarter of 2018 and on the basis of the other terms and conditions set out in the Shareholders’ Agreement, as applicable after this latest amendment.

The said extension of the duration of the Shareholders’ Agreement for a three-month period implies also continuation of NBG’s control, over the same period, of Pangaea, under the terms stipulated in the relevant provisions of the Shareholders’ Agreement, as published each year in the financial statements of NBG Pangaea REIC.

The rumors recently circulated in the online press about the supposed signing of an amendment to the Shareholders’ Agreement one year ago, by which NBG retains control of Pangaea if it holds more than 20% of Pangaea’s stock and the call option price on the shares held by NBG is amended, are totally inaccurate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: January 7, 2019
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: January 7, 2019
Director, Financial Division